UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

REGULUS THERAPEUTICS INC.

(Name of Subject Company (Issuer))

REDWOOD MERGER SUB INC.

(Offeror)
A Wholly Owned Subsidiary of

NOVARTIS AG

(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75915K309
(CUSIP Number of Class of Securities)

Karen L. Hale

Chief Legal and Compliance Officer

Novartis AG

Lichstrasse 35

CH-4056 Basel

Switzerland

Telephone: +41-61-324-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Kerry S. Burke, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662-6000

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒         Third-party offer subject to Rule 14d-1.

☐         Issuer tender offer subject to Rule 13e-4.

☐         Going-private transaction subject to Rule 13e-3.

☐         Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 27, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) by (i) Redwood Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland (“Parent”) and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Regulus Therapeutics Inc., a Delaware corporation (the “Company”), in exchange for (a) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon, plus (b) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash, subject to any applicable withholding and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in, the CVR Agreement to be entered into between Parent and a rights agent as of or prior to the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2025, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, as amended by this Amendment.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer expired at one minute past 11:59 p.m., New York City time, on June 24, 2025 (such date and time, the “Offer Expiration Time”), and the Offer was not extended. The Depositary has advised that, as of the Offer Expiration Time, a total of 56,374,397 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but were not yet “received” (as such term is defined in Section 251(h) of the DGCL)) were validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 74.49% of the Shares outstanding as of immediately prior to the Offer Expiration Time. In addition, the Depositary has advised that, as of the Offer Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 5,584,804 additional Shares, representing approximately 7.38% of the outstanding Shares as of immediately prior to the Offer Expiration Time.

As of the Offer Expiration Time, the number of Shares validly tendered pursuant to the Offer and not validly withdrawn satisfied the Minimum Condition, and all other conditions to the Offer had been satisfied. Promptly following the Offer Expiration Time, Purchaser irrevocably accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn.

Following acceptance for payment of the Shares, on June 25, 2025, Purchaser effected the Merger in accordance with Section 251(h) of the DGCL, without a meeting of the Company’s stockholders and without a vote or any further action by the Company’s stockholders.

The Shares were delisted and ceased to trade on Nasdaq prior to the opening of business on June 25, 2025. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On June 25, 2025, Parent issued press releases announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press releases are attached as Exhibits (a)(5)(F) and (a)(5)(G) hereto, and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Press Release issued by Novartis AG, dated June 25, 2025.

(a)(5)(G)	Press Release issued by Novartis AG, dated June 25, 2025.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Redwood Merger Sub Inc.

/s/ Jaime Huertas
Name:	Jaime Huertas
Title:	Secretary

Novartis AG

/s/ Jonathan Emery
Name:	Jonathan Emery
Title:	As Attorney

/s/ Tariq El Rafie
Name:	Tariq El Rafie
Title:	As Attorney

Date: June 25, 2025